SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Onconova Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68232V306
(CUSIP Number)

Richard Guidice, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS 683 Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (2)
14	TYPE OF REPORTING PERSON PN

(1)
As of the date hereof, consisting of 683 Capital Partners, LP’s right to obtain up to 100,000 shares of Common Stock issuable upon the exercise of certain Series B Convertible Preferred Stock warrants of the Issuer (the “Series B Warrant”), as disclosed in Items 4, 5 and 6.

(2)
Percentage is based on 138,829,870 shares outstanding as of January 3, 2020, consisting of (i) 111,067,352 shares of Common Stock outstanding as of December 31, 2019, as reported in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on January 3, 2020, plus (ii) 27,662,518 shares of Common Stock issued in a registered direct offering that closed on January 3, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on  January 3, 2020, plus (iii) 100,000 shares of Common Stock issuable upon the exercise of the Series B Warrant.

1	NAMES OF REPORTING PERSONS 683 Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (2)
14	TYPE OF REPORTING PERSON IA

(1)
As of the date hereof, consisting of 683 Capital Partners, LP’s right to obtain up to 100,000 shares of Common Stock issuable upon the exercise of the Series B Warrant, as disclosed in Items 4, 5 and 6.

(2)
Percentage is based on 138,829,870 shares outstanding as of January 3, 2020, consisting of (i) 111,067,352 shares of Common Stock outstanding as of December 31, 2019, as reported in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on January 3, 2020, plus (ii) 27,662,518 shares of Common Stock issued in a registered direct offering that closed on January 3, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on  January 3, 2020, plus (iii) 100,000 shares of Common Stock issuable upon the exercise of the Series B Warrant.

1	NAMES OF REPORTING PERSONS Ari Zweiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (2)
14	TYPE OF REPORTING PERSON IN

(1)
As of the date hereof, consisting of 683 Capital Partners, LP’s right to obtain up to 100,000 shares of Common Stock issuable upon the exercise of the Series B Warrant, as disclosed in Items 4, 5 and 6.

(2)
Percentage is based on 138,829,870 shares outstanding as of January 3, 2020, consisting of (i) 111,067,352 shares of Common Stock outstanding as of December 31, 2019, as reported in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on January 3, 2020, plus (ii) 27,662,518 shares of Common Stock issued in a registered direct offering that closed on January 3, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on  January 3, 2020, plus (iii) 100,000 shares of Common Stock issuable upon the exercise of the Series B Warrant.

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
Item 3.                          Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following:
The Reporting Persons paid a total of approximately $160,000.00 to acquire 100,000 shares of Common Stock from the Issuer in a registered direct offering on or about September 25, 2019.  The funds used to purchase such securities were obtained from the general working capital of 683 Partners, including margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.  In consideration for such purchase, the Issuer agreed to the Warrant Amendment (as defined and described below in Item 6).
Item 5.                          Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon the sum of (i) 111,067,352 shares of Common Stock outstanding as of December 31, 2019, as reported in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on January 3, 2020, plus (ii) 27,662,518 shares of Common Stock issued in a registered direct offering that closed on January 3, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on  January 3, 2020, plus (iii) 100,000 shares of Common Stock issuable upon the exercise of the Series B Warrant.
As of the date hereof, 683 Partners beneficially owned 100,000 shares of Common Stock, consisting of 100,000 shares of Common Stock issuable upon the exercise of the Series B Warrant, constituting less than 1% of the shares of Common Stock.  By virtue of their respective relationships with 683 Partners discussed in further detail in Item 2, each of 683 Management and Mr. Zweiman may be deemed to beneficially own the shares of Common Stock owned directly by 683 Partners. 683 Management and Ari Zweiman disclaim beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.
(b)            683 Partners has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by it.
Each of 683 Management and Mr. Zweiman share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by 683 Partners.  Information regarding each of 683 Management and Ari Zweiman is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c)            All transactions effected by the Reporting Persons since the Reporting Persons’ most recent filing of Schedule 13D with respect to the Issuer are as set forth in Items 3 and 6 herein, and on Schedule 1 attached hereto.  All of such transactions were effected in the open market, unless stated otherwise.
(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.
(e)            Effective on or about October 15, 2019, the Reporting Persons ceased to be the beneficial owner of more than 5% of the shares of Common Stock outstanding.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On September 23, 2019, the Reporting Persons and the Issuer agreed to amend the terms of 100,000 of the Series B Warrants held by 683 Partners (the “Warrant Amendment”).  In particular, with respect to such 100,000 Series B Warrants, the Warrant Amendment amended (i) the strike price to $1.60 per share, and (ii) the expiry date to December 31, 2022.  The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the full text of the form of Warrant Amendment, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.                          Material to be Filed as Exhibits.

Exhibit 99.2                          Form of Warrant Amendment (Incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2019).

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  February 18, 2020

683 CAPITAL PARTNERS LP

By:            683 CAPITAL GP, LLC as General Partner

By:            /s/ Ari Zweiman
Name: Ari Zweiman
Title:  Managing Member

683 CAPITAL MANAGEMENT, LLC

By:            /s/ Ari Zweiman
Name: Ari Zweiman
Title:  Managing Member

/s/ Ari Zweiman
ARI ZWEIMAN

SCHEDULE 1
Transactions in Securities of the Issuer Effected by the Reporting Persons
Since the Reporting Persons’ Most Recent Filing of Schedule 13D with Respect to the Issuer

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share

9/25/2019	Common Stock	100,000[1]	$1.6000
10/4/2019	Common Stock	(11,669)	$0.8506
10/7/2019	Common Stock	(46,842)	$0.8418
10/8/2019	Common Stock	(38,459)	$0.8616
10/9/2019	Common Stock	(50,000)	$0.7437
10/10/2019	Common Stock	(33,030)	$0.7550
10/11/2019	Common Stock	(71,350)	$0.7934
10/15/2019	Common Stock	(38,650)	$0.9571
10/16/2019	Common Stock	(30,000)	$0.8401
10/17/2019	Common Stock	(30,000)	$0.8286
10/18/2019	Common Stock	(27,275)	$0.9029
10/21/2019	Common Stock	(30,000)	$0.9137
10/22/2019	Common Stock	(30,000)	$0.9539
10/24/2019	Common Stock	(22,725)	$0.8462
10/25/2019	Common Stock	(20,000)	$0.7494
10/28/2019	Common Stock	(780)	$0.6751
10/29/2019	Common Stock	(20,000)	$0.5016
10/29/2019	Common Stock	(19,220)	$0.5249
10/30/2019	Common Stock	(40,000)	$0.5354
12/31/2019	Series A Warrant	(133,334)[2]	N/A
12/31/2019	Series B Warrant	(689,216)[3]	N/A

1 Purchased from the Issuer in a registered direct offering.
2 Represents the expiration of all the Series A Warrants (as defined in Amendment No. 2 to Schedule 13D with respect to the Issuer filed by the Reporting Persons on September 20, 2019) on December 31, 2019.
3 Represents the expiration of 689,216 Series B Warrants on December 31, 2019, which were not subject to the Warrant Amendment.